Exhibit 99.1
IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 www.ikon.com

News Release

Contacts:
Henry M. Miller	Wendy Pinckney
Investor Relations	Media Relations
610-408-7060	610-408-7297
hmmiller@ikon.com	wpinckney@ikon.com

IKON ANNOUNCES PLAN TO REPURCHASE $500 MILLION OF COMMON STOCK

MALVERN, Pa. – November 20, 2007 – IKON Office Solutions (NYSE:IKN), the world’s largest independent channel for document management systems and services, today announced that its Board of Directors has approved the repurchase of $500 million of its common stock.  IKON intends to repurchase up to $295 million of its common stock through a modified “Dutch Auction” self-tender offer at a price of not less than $13 per share or more than $15 per share.  The minimum tender price represents a premium of approximately 21% over IKON’s closing stock price of $10.77 on November 19, 2007.  The tender offer is expected to commence on November 21, 2007, and will be subject to certain conditions, including the receipt of financing.

The Company plans to repurchase the difference between $500 million and the amount repurchased through the tender offer during the balance of fiscal 2008.  The rate and pace of these share repurchases will be subject to financing and market conditions, as well as applicable regulations.

Today’s announcement follows an increase by IKON’s Board of Directors of its share repurchase program authorization to $1.1 billion in total.  Since program inception and assuming completion of the $500 million share repurchase plan, IKON will have repurchased nearly $1 billion of its shares under its share repurchase program.  The Company plans to finance these share purchases through a combination of cash and incremental borrowings.

IKON also announced that it has entered into an amended confidentiality agreement with Steel Partners II, L.P., pursuant to which Steel Partners has agreed to refrain from taking certain actions with respect to its investment in IKON through May 2009, subject to completion of the pending repurchase plan.

“We are returning immediate value to our shareholders through this tender offer,” said Matthew J. Espe, IKON’s Chairman and Chief Executive Officer.  “Our share repurchase program has been an integral part of our capital strategy for several years, and the decision to accelerate this program reflects our belief that our shares are currently undervalued.  We are also pleased to announce our agreement with Steel Partners, who remains supportive of our ongoing repurchase strategy.”

The Company plans to provide an update on the expected impact of the share repurchase plan, including any associated non-recurring charges, as well as related guidance for fiscal year 2008 during its earnings conference call in January 2008.  The Company does not expect the tender offer to have a material impact on its first quarter fiscal 2008 financial results, excluding any non-recurring charges it may incur.

This press release is for informational purposes only and is not a recommendation, an offer to buy or a solicitation of an offer to sell shares of IKON’s common stock.  This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities of IKON.

Upon commencement of the tender offer for shares of common stock, IKON will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.  Shareholders should read the offer to purchase, the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer for shares of IKON’s common stock.  Shareholders can obtain these documents when they are filed.  These documents will be available free of charge on the Securities and Exchange Commission’s website at www.sec.gov, and from IKON.

About IKON
IKON Office Solutions, Inc. (www.ikon.com) is the world’s largest independent channel for document management systems and services, enabling customers worldwide to improve document workflow and increase efficiency. IKON integrates best-in-class copiers, printers and MFP technologies from leading manufacturers, such as Canon, Ricoh, Konica Minolta, and HP, and document management software and systems from companies like Captaris, Kofax, EFI, eCopy and others, to deliver tailored, high-value solutions implemented and supported by its global services organization – IKON Enterprise Services. With fiscal year 2007 revenue of $4.2 billion, IKON has approximately 25,000 employees in over 400 locations throughout North America and Western Europe.

This news release includes information that may constitute forward-looking statements within the meaning of the federal securities laws.  These forward-looking statements include, but are not limited to, statements relating to our share repurchases through a “Dutch Auction” tender offer, as well as plans to repurchase shares during fiscal year 2008, the anticipated impact on first quarter 2008 financial results, and related financing initiatives.  Although IKON believes the expectations contained in such forward-looking statements are reasonable, it can give no assurances that such expectations will prove correct.  Such forward-looking statements are based upon management’s current plans or expectations and are subject to a number of risks and uncertainties set forth in our filings with the U.S. Securities and Exchange Commission.  As a consequence of these and other risks and uncertainties, IKON’s current plans, anticipated actions and future financial condition and results may differ materially from those expressed in any forward-looking statements.

IKON Office Solutions® and IKON: Document Efficiency at Work® are trademarks of IKON Office Solutions, Inc. All other trademarks are the property of their respective owners.

(FIKN)
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